Exhibit 99.1

Westport Completes US$54.0 Million Equity Offering

VANCOUVER, BC – August 20, 2008. Westport Innovations Inc. (TSX:WPT / NASDAQ: WPRT), a global leader in alternative fuel, low-emissions transportation technologies, announced today that it has completed a US$54 million equity offering. Under the terms of the offering, Westport issued and sold 4,500,000 Common Shares for an aggregate sale price of US$54 million (US$12.00 per Common Share). Westport currently expects to use the net proceeds from the offering of US$50.6 million (before expenses) for product development, market development and general corporate purposes. The underwriters have been granted an over-allotment option to purchase an additional 675,000 Common Shares.

The United States Securities and Exchange Commission declared Westport's registration statement relating to Westport’s Common Share offering to be effective on August 14, 2008. Copies of the registration statement and U.S. prospectus can be accessed through the SEC's website at www.sec.gov, and copies of the Canadian short-form prospectus are available at www.sedar.com. Jefferies & Company, Inc. acted as the sole book-running manager for the offering. Lazard Capital Markets LLC acted as co-lead manager and other underwriters included ThinkPanmure, LLC in the United States and Canaccord Capital Corporation and National Bank Financial Inc. in Canada.

About Westport Innovations Inc.

Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen and biofuels such as landfill gas.  Cummins Westport Inc., Westport’s joint venture with Cummins Inc., manufactures and sells the world's broadest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses.  BTIC Westport Inc., Westport’s joint venture with Beijing Tianhai Industry Co. Ltd., manufactures and sells LNG fuel tanks for vehicles. www.westport.com

Note: This document contains forward-looking statements about Westport’s anticipated net proceeds from the offering, planned use of proceeds, market position, and range of product offerings, which are based on Westport’s estimates and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport’s control. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Inquiries:
Darren Seed
Director, Investor Relations
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com